UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Regent Assisted Living, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  758949 10 1
                         ------------------------------
                                 (CUSIP Number)


                                Walter C. Bowen
                         Regent Assisted Living, Inc.
                        121 SW Morrison St., Suite 1000
                              Portland, OR 97204
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               December 16, 1996
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
                                  ------------

CUSIP No. 758949 10 1                                                Page 2 of 8

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter C. Bowen
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      PF
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

                              --------------------------------------------------

                          8)  SHARED VOTING POWER
      NUMBER OF
                              4,899,667 shares of Common Stock (which includes
      SHARES                  1,666,667 shares issuable upon conversion of
                              1,283,785 shares of Series A Preferred Stock and
      BENEFICIALLY            382,882 shares of Series B Preferred Stock, which
                              shares of Series A and Series B Preferred Stock
      OWNED BY                are held by Prudential Private Equity Investors
                              III, L.P. and are subject to a Stockholders
      EACH                    Agreement with Mr. Bowen)
                              --------------------------------------------------
      REPORTING
                          9)  SOLE DISPOSITIVE POWER
      PERSON
                              3,233,000 shares of Common Stock
      WITH                    --------------------------------------------------

                         10)  SHARED DISPOSITIVE POWER

                              N/A
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,233,000 shares of Common Stock
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [ X ]

      Excludes 1,666,667 shares issuable upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,282 shares of Series B Preferred Stock, which shares of Series A and Series B Preferred Stock are held by Prudential Private Equity Investors III, L.P. and are subject to a Stockholders Agreement with Mr. Bowen.
      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      69.8% of Common Stock
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                                                          2 of 8

                                WALTER C. BOWEN

                  Amendment No. 1 to Statement on Schedule 13D
                  --------------------------------------------


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated February 14, 1996, relating to the Common Stock of Regent Assisted Living, Inc. (the "Company") (such initial Schedule 13D shall hereinafter be referred to as the "Statement"). Pursuant to Rule 13d-2(c) of the General Rules and Regulations under the Act, this Amendment No. 1 (the "Amendment") restates the text of the Statement, which was filed in a paper format. There has been no material change in the information included in the Statement except with respect to the information contained in Items 5, 6 and 7 of the Statement.

Item 1.            Security and Issuer

     This Statement relates to shares of Common Stock ("Common Stock") of Regent Assisted Living, Inc., an Oregon corporation (the "Company"). The Company's principal executive offices are located at 121 SW Morrison St., Suite 1000, Portland, OR 97204.

Item 2.            Identity and Background

     This Statement is filed by Mr. Walter C. Bowen, an individual whose business address is 121 SW Morrison St., Suite 1000, Portland, OR 97204. Mr. Bowen is Chairman of the Board, President and Chief Executive Officer of the Company, which constitutes Mr. Bowen's principal employment. The address of the Company's principal executive offices is 121 SW Morrison St., Suite 1000, Portland, OR 97204. Mr. Bowen is a citizen of the United States of America.

     During the past five years, Mr. Bowen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

     Mr. Bowen used his personal funds to acquire the shares of Common Stock described in Item 5 below. Except as described in Items 5 and 6, below, as of the date of this Amendment, no arrangements with third parties have been made with respect to financing the acquisition of additional shares of Common Stock.

Item 4.            Purpose of Transaction

     Mr. Bowen has acquired the shares of Common Stock indicated herein as beneficially owned by him solely for investment purposes. Except as described in Item 6 below, Mr. Bowen may elect to acquire additional shares of Common Stock or to sell shares. Any such


                                                                          3 of 8
determination may be based on a number of factors, including the continued employment of Mr. Bowen by the Company, the continued attractiveness of investment in the Company at then prevailing market prices, the number of shares of Common Stock that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

     While Mr. Bowen reserves the right to develop plans or proposals in the future with respect to the following items, except as described in Items 5 and 6, below, at the present time Mr. Bowen has no plans or proposals that relate to or would result in any of the following:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (b) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

     (d) Any material change in the present capitalization or dividend policies of the Company;

     (e) Any other material change in the Company's business or corporate structure;

     (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (g) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (i) Any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer

     Under the rules and regulations of the Securities and Exchange Commission, Mr. Bowen may be deemed to be the beneficial owner of 3,233,000 shares of Company Common Stock, representing approximately 69.8 percent of the issued and outstanding shares of Common Stock. Mr. Bowen purchased 233,000 of his shares concurrently with the closing of the Company's initial public offering on December 26, 1995 directly from the Company for $7.50 per share, for an aggregate purchase price of $1,747,500 in cash. All of these shares of Common Stock of which Mr. Bowen may be deemed to be the beneficial owner are held of record by Mr. Bowen.

                                                                          4 of 8

     Mr. Bowen shares voting power with respect to 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock (collectively the "PPEI Preferred Shares"), which PPEI Preferred Shares are held by Prudential Private Equity Investors III, L.P. ("PPEI"), pursuant to a Stockholders Agreement among the Company, PPEI and Mr. Bowen, dated as of December 16, 1996 (the "Stockholders Agreement"). The PPEI Preferred Shares are convertible into an aggregate of 1,666,667 shares of Company Common Stock, subject to adjustment in accordance with its terms. The Stockholders Agreement also places certain restrictions and requirements on Mr. Bowen regarding the transfer and voting of his shares.

     The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 4,633,000 shares of Common Stock outstanding, as disclosed in the Company's Form 10-QSB, filed with the Securities and Exchange Commission for the quarterly period ending September 30, 1996. The percentage is calculated treating all shares of Company Common Stock issuable upon the exercise of options or warrants or upon the conversion of a security of another class of the Company, including the shares issuable upon the conversion of the PPEI Preferred Shares and the exercise of the Warrant described below, as not outstanding.

     As a result of the Stockholders Agreement, Mr. Bowen, PPEI and its affiliates may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act. Mr. Bowen disclaims that he has agreed to act as a group with PPEI or any of its affiliates other than as described in this Amendment.

     The Stockholders Agreement was executed in connection with the purchase by PPEI of the PPEI Preferred Shares and a Stock Purchase Warrant to purchase 200,000 shares of the Company's Common Stock at a price of $5.50 a share (the "Warrant"), which Warrant is exerciseable only upon the occurrence of certain events and is subject to adjustment in accordance with its terms. The Stockholders Agreement obligates PPEI, with its affiliated investors, to vote its shares of Company stock to establish and maintain a specified composition for the Company's Board of Directors. As a result of PPEI's voting obligations under the Stockholders Agreement, Mr. Bowen may be deemed to own beneficially the shares held by PPEI. Mr. Bowen disclaims beneficial ownership of such shares, and the filing of this Amendment shall not be construed as an admission that Mr. Bowen is, for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any shares held by PPEI or any of its affiliates.

     The PPEI Preferred Shares represent 100 percent of the outstanding shares of Preferred Stock of the Company. Currently, 1,666,667 shares of Common Stock of the Company are issuable upon the conversion of the PPEI Preferred Shares, which would represent 26.46 percent of the outstanding shares of Company Common Stock after such conversion. If the Company does not obtain certificates of occupancy for 1,000 new units during 1997, the conversion ratio of the PPEI Preferred Shares will be adjusted in accordance with its terms so that the PPEI Preferred Shares will then be convertible into 1,818,182 shares of Common Stock and PPEI will then also be entitled to exercise the Warrant. In such event, the shares of Common Stock of the Company issuable upon the conversion of the PPEI Preferred Shares and the exercise of the Warrant would represent 30.34 percent of the outstanding shares of Common Stock of the Company after such conversion and exercise. These percentages are calculated treating all shares of Company

                                                                          5 of 8

Common Stock issuable upon the exercise of options or warrants or upon the conversion of a security of another class of the Company, other than the shares issuable upon the conversion of the PPEI Preferred Shares and the exercise of the Warrant, as not outstanding.

     Except as described in this Item 5, during the past 60 days, Mr. Bowen has engaged in no transactions in shares of Common Stock.

Item 6.            Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer

     In September 1995, Mr. Bowen granted options to the following officers of the Company to purchase the following numbers of shares of Common Stock from Mr. Bowen at an exercise price of $6.00 per share: Eric W. Jacobsen, 85,000 shares; James W. Ekberg, 50,000 shares; and Steven L. Gish, 25,000 shares. Also in September 1995, Mr. Bowen granted an option to each of Dennis Parfitt and Gregory A. Roderick to purchase 5,000 shares of Common Stock from Mr. Bowen at an exercise price of $8.00 per share. Mr. Roderick is an officer of the Company. All of these options vested and became effective when they were granted and are exercisable for a period of ten years from the date of grant, subject to the terms of Option Agreements attached to the Statement as Exhibits
6.1 through 6.5.

     The Stockholders Agreement requires the parties to take certain actions, including maintaining the number of directors at eight, electing two directors designated by PPEI and two directors from management designated by Mr. Bowen and electing four outside directors designated by the parties to the Stockholders Agreement. The Stockholders Agreement also places certain restrictions on the transfer of stock by Mr. Bowen. Such restrictions do not apply to any (i) transfers of up to 1,233,000 of his shares, or (ii) public sales (as defined in the Stockholders Agreement) of Mr. Bowen's shares. The Stockholders Agreement also permits the transfer by Mr. Bowen of his shares to members of his family group or pursuant to the options to purchase 170,000 shares granted by Mr. Bowen in September 1995 and described above. The Stockholders Agreement provides PPEI and its affiliated investors certain rights to participate in certain sales of shares by Mr. Bowen. The Stockholders Agreement also provides that Mr. Bowen, without the consent of holders of 66 2/3 of the PPEI Preferred Shares, will not vote his shares in favor of specified actions, including mergers, a liquidation or dissolution, certain amendments to the Restated Articles of Incorporation or certain amendments to any stock option or ownership plan of the Company. The rights of PPEI under the Stockholders Agreement terminate when PPEI, along with its affiliated investors, owns less than 25 percent of the shares owned as of the date of the Stockholders Agreement. The rights of Mr. Bowen under the Stockholders Agreement terminate when he and his permitted transferees hold less than 25 percent of the shares held as of the date of the Stockholders Agreement. The foregoing description of the Stockholders Agreement is qualified by reference to such Stockholders Agreement, a copy of which is attached hereto as Exhibit 6.7.

     Mr. Bowen entered into a lockup agreement with Needham & Company, Inc., whereby Mr. Bowen agreed not to sell or otherwise dispose of any of his 3,233,000 shares of Common Stock prior to December 15, 1996, without the prior written consent of Needham & Company, Inc., except pursuant to the foregoing options. A copy of this agreement is attached to the Statement as Exhibit 6.6.

                                                                          6 of 8

     Except as described in this Amendment and in the Statement, Mr. Bowen is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock or Preferred Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.            Material to be Filed as Exhibits

     Filed as Exhibits are the following:

     6.1   Option Agreements With Eric W. Jacobsen.*
     6.2   Option Agreements With James W. Ekberg.*
     6.3   Option Agreements With Steven L. Gish.*
     6.4   Option Agreements With Dennis Parfitt.*
     6.5   Option Agreements With Gregory A. Roderick.*
     6.6   Lockup Agreement With Needham & Company, Inc.*
     6.7 Stockholders Agreement among Prudential Private Equity Investors III, L.P., Walter C. Bowen and the Company.

* Incorporated by reference to the Schedule 13D Statement dated February 14,
  1996.

                                                                          7 of 8

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 1997                       WALTER C. BOWEN
----------------                       -----------------------------------
Date                                   Walter C. Bowen

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